

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
Northern Lights Fund Trust II, under the Exchange Act of 1934:

- LifeGoal Homeowner Investment ETF

- LifeGoal General Conservative Investment ETF

- LifeGoal Children Investment ETF

- LifeGoal Vacation Investment ETF

- LifeGoal Wealth Builder ETF

Sincerely,